UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated January 16, 2025 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, January 16, 2025 Comisión Nacional de Valores

RE.: Telecom Argentina S.A. - Class 1 Notes maturing in 2026 - Change of Authorized Denominations"

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of  Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) located at General Hornos 690, City of Buenos Aires, in relation to the outstanding Class 1 Notes issued by the Company on July 18, 2019, with an original principal amount of U.S.$400,000,000, at a fixed annual rate of 8.00% and maturing on July 18, 2026, which were issued under the framework of the Global Program for the Issuance of Notes for a nominal value of up to U.S.$3,000,000,000 (or its equivalent in other currencies or units of value) (the “Class 1 Notes”).

In relation to the Class 1 Notes, we inform that, in order to allow trading of fractions of less than U.S.$1,000 resulting from the partial redemption performed on December 20, 2024, and in order to facilitate the trading and settlement of such fractions of Class 1 Notes, the Company has decided to modify the “Minimum Denomination” so that it is replaced by U.S.$1.00 and integral multiples of U.S.$1.00 in excess thereof. The Class 1 Notes may not be traded for amounts less than U.S.$1.00.

To that effect, the Company has entered into a first supplemental indenture on January 16, 2025 with Citibank, N.A., acting as trustee, registrar, transfer agent, and paying agent in New York, and Citibank N.A., Argentina branch, acting as trustee, registrar, transfer agent, and paying agent in Argentina.

All capitalized terms not expressly defined herein have the meanings assigned to them in the indenture.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 16, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations